UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number: 0-50832

Vermilion Energy Trust

(Exact name of registrant as specified in its charter)

2800, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On September 25th, 2007 Vermilion Energy Trust (“Vermilion”) and its joint venture participants, Verenex Energy Inc. (“Verenex”) and Bordeaux Energy Inc. (“Bordeaux”) announced an operational update on the Orca 1 well.

This document is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY TRUST

By:	/s/ Curtis W. Hicks
Curtis W. Hicks
Executive Vice President and Chief Financial Officer
Date: September 25, 2007

Exhibit A

Press Release September 25, 2007
Vermilion Energy Trust - Orca 1 - Operational Update

Vermilion Energy Trust (“Vermilion”) and its joint venture participants, Verenex Energy Inc. (“Verenex”) and Bordeaux Energy Inc. (“Bordeaux”) announce an operational update on the Orca 1 well.  The well encountered a sealing element and the target Aptian formation as was indicated on seismic, however, preliminary evaluation of mud log data, logging while drilling (LWD) data and analysis of well cuttings do not indicate any presence of hydrocarbons in this primary objective.  Vermilion will continue to drill for an expected 48 hours towards a possible secondary target.  A full suite of wireline logs will be run to confirm the drilling results after which the well will be abandoned as planned from the outset.  Evaluation of the data gathered from this well, together with further seismic evaluation should provide a better understanding of any potential of the remaining structures on the Aquitaine Maritime Permit offshore France.  Vermilion’s net effective capital exposure is estimated to be approximately $9.0 million, representing less than 3% of projected 2007 cash flow, based on an expected gross well cost of $55 million.

The Orca prospect provided Vermilion’s unitholders with significant potential, while the capital risk exposure was effectively managed commensurate with unitholders’ expectations.   The results of the Orca 1 well will have no impact on Vermilion’s operations, its strong balance sheet or its ability to maintain its strategic direction including the current capital program and distributions.

Vermilion Energy Trust focuses on the acquisition, development and optimization of mature producing properties in Western Canada, Western Europe and Australia. Vermilion achieves value creation through the execution of asset optimization programs and strategic acquisitions. Vermilion also exposes its unitholders to significant upside opportunities while limiting capital risk.  Management and directors of the Trust hold approximately 9% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN

DISCLAIMER

This press release contains forward-looking financial and operational information including future drilling plans.  These statements are based on the Trust's current expectations and are subject to a number of risks and uncertainties that could materially affect the results.  These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, production demand and transportation restrictions, risks associated with changes in tax, royalty and regulatory regimes and risks associated with international activities.  Additional risks and uncertainties are described in the Trust's Annual Information Form which is filed on SEDAR at www.sedar.com

Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the Trust's securities should not place undue reliance on these forward-looking statements.  Forward looking statements contained in this press release are made as of the date hereof and are subject to change. The Trust assumes no obligation to revise or update forward looking statements to reflect new circumstances, except as required by law.

For further information please contact:
Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta
T2P 0J4

Phone:  (403) 269-4884
Fax:  (403) 264-6306
IR Toll Free:  1-866-895-8101
www.vermilionenergy.com